Thunder Bridge Acquisition II, Ltd.

9912 Georgetown Pike
Suite D203
Great Falls, Virginia 22066

August 6, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan
David Link

Re:	Thunder Bridge Acquisition II, Ltd.
Registration Statement on Form S-1
Filed July 17, 2019, as amended
File No. 333-232688

Dear Mr. Regan and Link:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thunder Bridge Acquisition II, Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4 p.m. EST on Thursday, August 8, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Gary A. Simanson
Gary A. Simanson
President and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Ropes & Gray LLP